Exhibit 99.1

OKYO Pharma to Present at the GPCRs-Targeted Drug Discovery Summit

London and New York, NY, May 19, 2025. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain, a severe ocular condition without an FDA approved therapy, and for inflammatory eye diseases, announced that its CEO, Gary S. Jacob, Ph.D., will be giving an oral presentation at the 4th Annual GPCRs-Targeted Drug Discovery Summit in Boston, MA on May 22, 2025. Dr. Jacob’s presentation will cover the development of urcosimod, OKYO’s lead clinical drug candidate, to treat neuropathic corneal pain (NCP) which is a debilitating condition affecting many tens of thousands worldwide, and is characterized by chronic, severe eye discomfort.

Presentation Information:

Event: 4th Annual GPCRs-Targeted Drug Discovery Summit

Presenter: Dr. Gary S. Jacob, CEO of OKYO Pharma

Presentation Title: Clinical Development of Urcosimod, Targeting CMKLR1 (ChemR23), to Treat Neuropathic Corneal Pain

Date: Thursday, May 22, 2025

Location: Revere Hotel Boston Common, Boston, MA

About Neuropathic Corneal Pain (NCP)

NCP is a condition that causes severe pain and sensitivity of the eyes, face, or head. The exact cause of NCP is unknown but is thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated, with limited success, by various topical and systemic treatments in an off-label fashion.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to potentially enhance the residence time of urcosimod within the ocular environment. Urcosimod showed clear statistical significance in multiple endpoints in a 240-patient Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and is presently being evaluated in a just-completed randomized, placebo-controlled, double-masked Phase 2 trial involving 17 neuropathic corneal pain patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain and dry eye disease, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and ocular diseases. In addition to the completed Phase 2 trial of urcosimod to treat dry eye disease patients, OKYO is also currently evaluating urcosimod to treat neuropathic corneal pain patients in a Phase 2 trial.

For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560
Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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